**ING Life Insurance and Annuity Company
and its
Variable Annuity Account C**

OPPORTUNITY PLUS

**Supplement dated December 16, 2011 to the Contract Prospectus and Contract Prospectus
Summary, each dated April 29, 2011, as amended**

The following information amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

1. The "Separate Account Annual Expenses" table shown in the "Fee Table" section located on page 6 of your Contract Prospectus and the corresponding footnote is hereby amended to reflect that on or about February 1, 2012, the current annual Administrative Expense Charge will increase to 0.10%. Consequently, the total Separate Account Annual Expenses will also increase by 0.10% on that date. Until such time as this increase, we will not impose an Administrative Expense Charge.

2. The "Current Charges" table shown beneath the "Separate Account Charge Table" section located on page 7 of your Contract Prospectus is hereby amended to reflect that on or about February 1, 2012, the current annual Administrative Expense Charge will increase to 0.10%. Consequently, the total Current Charges will also increase by 0.10% annually on that date.

3. The "Administrative Expense Charge" section located on page 22 of your current Contract Prospectus is hereby deleted and replaced in its entirety with the following:

    Administrative Expense Charge

    Maximum Amount. 0.25%. We currently do not impose this fee. We reserve the right, however, to charge up to 0.25% on an annual basis from your account value invested in the funds.

    Beginning on or about February 1, 2012, the current annual administrative expense charge will be 0.10%.

    When/How. If imposed, we will deduct this fee daily from your account value held in the subaccounts corresponding to the funds you select. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract when you enter the income phase, the fee will apply to you during the entire income phase.

    Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above.

4. The second paragraph of the "Separate Account Charges" subsection located on page 11 within the "5. Fees" section of your Contract Prospectus Summary is hereby deleted and replaced in its entirety with the following:

    There is currently no administrative expense charge during the accumulation or income phases; however the Company reserves the right to deduct a daily charge of up to 0.25% per year from your account value invested in the variable investment options. Beginning on or about February 1, 2012, the current annual administrative expense charge will be 0.10% during the accumulation and income phases.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.**